SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Meritor, Inc.
See list of other subject companies
(Name of Subject Company (Issuer))

Meritor, Inc. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

4.625% Convertible Senior Notes Due 2026
(Title of Class of Securities)

043353 AF 8
(CUSIP Number of Class of Securities)

Sandra J. Quick, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Meritor, Inc.
2135 West Maple Road
Troy, Michigan 48084-7186
(248) 435-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

Marc A. Alpert, Esq.
Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, New York 10019 – 6022
(212) 408-5100

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$56,271,875	$5,667

*

Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the repurchase of all outstanding 4.625% Convertible Senior Notes due 2026 for the accreted principal amount outstanding plus accrued and unpaid interest to, but excluding, March 1, 2016.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $100.70 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Form or Registration No.: Not Applicable
Filing Party: Not Applicable	Date Filed: Not Applicable

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

List of Other Subject Companies1

Arvin European Holdings (UK) Limited
Arvin Holdings Netherlands B.V.
Arvin Technologies, Inc.
ArvinMeritor Brake Holdings, LLC
ArvinMeritor Filters Operating Co., LLC
ArvinMeritor, Inc.
ArvinMeritor Limited
ArvinMeritor OE, LLC
Arvinmeritor Sweden AB
ArvinMeritor Technology, LLC
AVM, Inc.
Maremont Corporation
Maremont Exhaust Products, Inc.
Meritor Aftermarket USA, LLC
Meritor Cayman Islands, Ltd.
Meritor Heavy Vehicle Braking Systems (U.S.A.), LLC
Meritor Heavy Vehicle Systems, LLC
Meritor Heavy Vehicle Systems (Singapore) Pte., Ltd.
Meritor Heavy Vehicle Systems (Venezuela), Inc.
Meritor Holdings, LLC
Meritor Holdings Netherlands B.V.
Meritor, Inc., a Nevada corporation
Meritor International Holdings, LLC
Meritor Luxembourg S.a.r.l.
Meritor Management Corp.
Meritor Netherlands B.V.
Meritor Technology, LLC

____________________

1 Each other subject company represents a direct or indirect subsidiary of the Issuer that has provided a subsidiary guarantee of the 4.625% Convertible Senior Notes due 2026.

INTRODUCTORY STATEMENT

Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of March 7, 2006 (the “Indenture”), between Meritor, Inc., an Indiana corporation formerly known as ArvinMeritor, Inc. (the “Company”), and The Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A. (as successor to BNY Midwest Trust Company), as Trustee, for the Company’s 4.625% Convertible Senior Notes due 2026 (the “Notes”), this Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by the Company with respect to the right of each holder (each a “Holder”) of the Notes to require the Company to repurchase all or a portion of its Notes on March 1, 2016, as set forth in the Company Repurchase Notice to Holders of Notes, dated January 29, 2016 (the “Company Repurchase Notice”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 9.

The Company is the issuer of the Notes and is obligated to repurchase all of the Notes that are properly tendered by the Holders under the terms and subject to the conditions set forth in the Indenture, the Notes and the Company Repurchase Notice. Under certain circumstances, the Notes may be convertible into cash, and if applicable, shares of common stock, par value $1.00 per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The Notes are not currently convertible pursuant to the terms of the Indenture and the Notes.

The Company maintains its principal executive offices at 2135 West Maple Road Troy, Michigan 48084-7186 and its telephone number is (248) 435-1000.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Company Repurchase Notice is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company believes that its financial condition is not material to a Holder’s decision whether to exercise its right to require the Company to repurchase all or a portion of its Notes on March 1, 2016 because (i) the consideration to be received by Holders electing to exercise such right will consist solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Notes and (iv) the Company is a public reporting company that files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission.

(b) Not applicable.

Item 11. Additional Information.

(a) Not applicable.

(b) Not applicable.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)	Company Repurchase Notice to Holders of 4.625% Convertible Senior Notes due 2026, dated January 29, 2016.

(b)	Not applicable.

(d)(1)

Indenture, dated as of March 7, 2006, between Meritor, Inc., an Indiana corporation formerly known as ArvinMeritor, Inc., and The Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A. (as successor to BNY Midwest Trust Company), as trustee, filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on March 9, 2006, is incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2016	MERITOR, INC.

	By:	/s/ Sandra J. Quick
		Name:	Sandra J. Quick
		Title:	Senior Vice President, General Counsel
and Secretary

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Company Repurchase Notice to Holders of 4.625% Convertible Senior Notes due 2026, dated January 29, 2016.

(b)	Not applicable.

(d)(1)

Indenture, dated as of March 7, 2006, between Meritor, Inc., an Indiana corporation formerly known as ArvinMeritor, Inc., and The Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A. (as successor to BNY Midwest Trust Company), as trustee, filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on March 9, 2006, is incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.